Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Heron Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

427746102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 427746102	13G	Page 2 of 8 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 7,635,655
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,635,655
9	Aggregate Amount Beneficially Owned by each Reporting Person 7,635,655
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 7.8%
12	type of reporting person pN

Page 2 of 8 pages

CUSIP No. 427746102	13G	Page 3 of 8 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Tang Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 7,635,655
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,635,655
9	Aggregate Amount Beneficially Owned by each Reporting Person 7,635,655
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 7.8%
12	type of reporting person OO

Page 3 of 8 pages

CUSIP No. 427746102	13G	Page 4 of 8 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Kevin Tang
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization united states
Number of	5	Sole Voting Power 3,445
Shares BENEFICIALLY Owned by	6	Shared Voting Power 7,635,655
Each Reporting Person with	7	Sole Dispositive Power 3,445
	8	Shared Dispositive Power 7,635,655
9	Aggregate Amount Beneficially Owned by each Reporting Person 7,639,100
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 7.8%
12	type of reporting person IN

Page 4 of 8 pages

Item 1(a).	Name of Issuer:

Heron Therapeutics, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4242 Campus Point Court, Suite 200, San Diego, CA 92121

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 210, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 427746102

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Partners. Tang Capital Partners is the beneficial owner of 7,635,655 shares of the Issuer’s Common Stock, which are currently issuable upon conversion of the Notes (defined below).

Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Partners, LP is the owner of $6,108,524 principal amount of Senior Secured Convertible Notes due 2021 (the “Notes”), which may be converted into Common Stock at a conversion rate of 1,250 shares per $1,000 principal amount of Notes.

Tang Capital Management. Tang Capital Management is the beneficial owner of 7,635,655 shares of the Issuer’s Common Stock, which are currently issuable upon conversion of the Notes (defined below).

Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Page 5 of 8 pages

Tang Capital Partners, LP is the owner of $6,108,524 principal amount of Senior Secured Convertible Notes due 2021 (the “Notes”), which may be converted into Common Stock at a conversion rate of 1,250 shares per $1,000 principal amount of Notes.

Kevin Tang. Kevin Tang is the beneficial owner of 7,635,655 shares of the Issuer’s Common Stock, which are currently issuable upon conversion of the Notes (defined below), and 3,445 shares owned by Kevin Tang’s minor children under the Uniform Transfers to Minors Act, for which Kevin Tang serves as trustee.

Kevin Tang shares voting and dispositive power over such shares with Tang Capital Management and Tang Capital Partners.

Tang Capital Partners, LP is the owner of $6,108,524 principal amount of Senior Secured Convertible Notes due 2021 (the “Notes”), which may be converted into Common Stock at a conversion rate of 1,250 shares per $1,000 principal amount of Notes.

The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 210, San Diego, CA 92121.

The percentages used herein are based on 98,490,909 shares of Common Stock outstanding (90,855,254 reported to be issued and outstanding as of October 29, 2020, as set forth in the Company’s Quarterly Report on Form 10-Q that was filed with the SEC on November 5, 2020, plus an additional 7,635,655 shares of Common Stock currently issuable upon conversion of the Notes).

(b)	Percent of Class:

Tang Capital Partners	7.8%
Tang Capital Management	7.8%
Kevin Tang	7.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	3,445 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	7,635,655 shares
Tang Capital Management	7,635,655 shares
Kevin Tang	7,635,655 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	3,445 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	7,635,655 shares
Tang Capital Management	7,635,655 shares
Kevin Tang	7,635,655 shares

Page 6 of 8 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 16, 2021

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

Page 8 of 8 Pages